October 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Anuja A. Majmudar
Karina Dorin

Re:	Diamondback Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 11, 2018
File No. 333-227328

Ladies and Gentlemen:

Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Diamondback”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2018 (the “Comment Letter”), with respect to Amendment No. 1, filed by Diamondback with the Commission on October 11, 2018, to the Registration Statement on Form S-4 filed by Diamondback on September 13, 2018 (the “Form S-4”).

Diamondback is hereby filing Amendment No. 2 to the Form S-4 (the “Amendment No. 2”), addressing the Staff’s comment included in the Comment Letter. For the Staff’s convenience, Diamondback has set forth below the Staff’s comment included in the Comment Letter followed by Diamondback’s response thereto. Please note that page references included in Diamondback’s response below are to the pages of the Amendment No. 2 containing revisions in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-4

General

Material U.S. Federal Income Tax Consequences of the Merger, page 168

1.	We note your revised disclosure in response to prior comment 2. We also note you disclose that Diamondback and Energen intend for the merger to be treated as a

United States Securities and Exchange Commission

October 18, 2018

“reorganization” within the meaning of Section 368(a) of the Code and that it is a condition to the merger that each receive a written opinion from their respective tax counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please further revise to state each counsel’s opinion on whether the transaction will qualify as such a reorganization and remove the implication that the tax consequences of the merger are uncertain. For guidance, refer to Section III.A of Staff Legal Bulletin No. 19.

Response: Please see the revisions addressing the Staff’s comment appearing under the heading “Material U.S. Federal Income Tax Consequences of the Merger” on pages 170 and 171 of the Amendment No. 2 and the revisions made to the Exhibit 8.1 and Exhibit 8.2 opinions included with the Amendment No. 2.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick

Chief Financial Officer and

Senior Vice President

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP